United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

January 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Press Release

Vale prices US$1 billion notes due 2022

Rio de Janeiro, January 4, 2012 — Vale S.A. (Vale) hereby announces the pricing of the offering by its wholly-owned subsidiary Vale Overseas Limited (Vale Overseas) of US$1 billion 4.375% Guaranteed Notes due 2022.

The notes will bear a coupon of 4.375% per year, payable semi-annually, and were sold at a price of 98.804% of the principal amount.  These notes will mature in January 2022 and were priced with a spread of 255 basis points over U.S. Treasuries, resulting in a yield to maturity of 4.525%.

The notes are rated A- by Standard & Poor’s Rating Services, Baa2 by Moody’s Investor Services, BBB (high) by Dominion Bond Rating Service and BBB+ by Fitch Ratings.  The notes will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by Vale.  The guaranty will rank equally in right of payment with all of Vale’s other unsecured and unsubordinated debt obligations.

Vale will use the net proceeds of this offering for general corporate purposes.

Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, BB Securities Ltd. and Banco Bradesco BBI S.A. acted as joint lead managers and joint bookrunners.

Vale and Vale Overseas have filed a registration statement, including a prospectus, with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes.  Before you invest, you should read the prospectus in that registration statement and other documents Vale and Vale Overseas have filed with the SEC for more complete information about the companies and the offering.  When available, you may access these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at +1-800-831-9146, HSBC Securities (USA) Inc. at +1-866-811-8049 or J.P. Morgan Securities LLC at +1-866-846-2874 (each toll-free in the United States), or, if calling from outside the U.S., by calling collect J.P. Morgan Securities LLC at +1-212-834-5402, Banco do Brasil Securities LLC at +1-646-845-3714 or Banco Bradesco BBI S.A. at +1-212-888-9145.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Andrea Gutman: andrea.gutman@vale.com

Fernando Frey: fernando.frey@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

Thomaz Freire: thomaz.freire@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Sonia Zagury
Sonia Zagury
Attorney-in-Fact

	By:	/s/ Bruna Gonçalves Botelho
Bruna Gonçalves Botelho
Attorney-in-Fact

Date: January 4, 2012